                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549


                                  FORM 11-K

                                ANNUAL REPORT


        Pursuant to Section 15(d) of the Securities Exchange Act of 1934
        ----------------------------------------------------------------


                  For the fiscal year ended December 31, 1995


                          Commission File No.  0-14139


  A:  Full title of the Plan:

        VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN

  B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                     VWR SCIENTIFIC PRODUCTS CORPORATION
                         Goshen Corporate Park West
                             1310 Goshen Parkway
                           West Chester, PA  19380

                             REQUIRED INFORMATION

VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN

Financial Statements, Schedules, and Exhibits

December 31, 1995



Financial Statements and Schedules                                   PAGE


Report of Independent Auditors............................................4
Statements of Net Assets Available for Benefits...........................5
Statements of Changes in Net Assets Available for Benefits  ..............6
Notes to Financial Statements.............................................7
Supplemental Schedules
  Schedule I--Assets Held For Investment Purposes........................16
  Schedule II--Reportable Transactions...................................18

Exhibits

Consent of Independent Auditors..........................................19

                         SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                         VWR SCIENTIFIC PRODUCTS CORPORATION
                                   ---------------
                                     (Registrant)

Date: June 28, 1996        BY (SIGNATURE)
                             David M. Bronson
                             Senior Vice President and Chief Financial Officer
                            (Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT AUDITORS

VWR Scientific Products Pension Plan Committee
VWR Scientific Products Corporation Inve$tor Tax Savings Plan


We have audited the accompanying statements of net assets available for benefits of the VWR Scientific Products Corporation (formerly VWR Corporation) Inve$tor Tax Savings Plan (the Plan) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plans management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



Philadelphia, Pennsylvania
June 7, 1996


                                                 BY (SIGNATURE)
                                                 ERNST & YOUNG LLP

VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                               December 31,
                                             1995          1994
                                             ----          ----
ASSETS

  Investments, at fair value              $24,091,878  $16,453,386
  Dividends receivable                                      21,130
  Receivable-Miscellaneous                                   4,695
                                          ------------ -----------
                           TOTAL ASSETS    24,091,878   16,479,211

LIABILITIES - Miscellaneous                    54,873       17,673
                                          ------------ -----------

NET ASSETS AVAILABLE FOR BENEFITS         $24,037,005  $16,461,538
                                          ===========  ===========



See notes to financial statements.

VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                Year Ended December 31,
                                                  1995             1994
                                                  ----             ----
ADDITIONS:
Investment income:
  Interest                                    $  149,170      $   104,465
  Dividends                                       45,504          168,664
                                              -----------     ------------
                                                 194,674          273,129
Contributions to the Plan:
  Employee                                     2,249,954        2,131,203
  Employer                                       548,805          527,273
  Employee rollovers                             689,793          235,856
                                              -----------     ------------
                                               3,683,226        3,167,461
DEDUCTION:
Payments to participants                       1,494,349        1,529,431
                                             ------------     ------------
                                               2,188,877        1,638,030
Net appreciation(depreciation) in fair
  value of investments                         5,386,590       (2,081,481)
                                             ------------     ------------
   INCREASE(DECREASE) IN NET ASSETS            7,575,467         (443,451)

Net assets available for benefits at
  beginning of year                           16,461,538       16,904,989
                                             ------------     ------------
NET ASSETS AVAILABLE FOR BENEFITS
  AT END OF YEAR                             $24,037,005      $16,461,538
                                             ============     ============

See notes to financial statements.

VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 1995

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

Valuation of Investments: Investments are stated at fair value. Securities traded on a national securities exchange and government securities are valued at the last reported sales price on the last business day of the VWR Scientific Products Corporation (formerly VWR Corporation) Inve$tor Tax Savings Plan (the Plan) year. The fair value of the participation units owned by the Plan in common trust funds is based on quoted redemption values on the last business day of the Plan year.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses: Substantially all administrative expenses and trustee fees were paid by the Plan's sponsor, VWR Scientific Products Corporation
(VWR).

NOTE B -- DESCRIPTION OF THE PLAN

The Plan is a contributory, defined contribution investment plan for all salaried personnel. Union employees are also eligible, provided the union also participates in VWR's health insurance and pension plans.

Employees may contribute up to 12% of their compensation to the Plan. VWR contributes an amount equal to 50% (after deducting VWR's health care contribution) of each employee's contribution up to 3% of each employee's compensation. Employees may elect to allocate a portion of their contribution to a health care fund, to meet future medical expenses. VWR will match 100% of any amounts that participants allocate to the health care fund, limited to 20% of the first 3% of each employee's compensation. Depending on VWR's profitability in any year, VWR may make an additional employer contribution on behalf of each participant who is employed on March 31 of the following year. The additional employer contribution shall equal a specified percentage, determined by VWR each year, of the participant's contribution for the previous Plan year.

Employee contributions to the Plan are invested at the discretion of the participants in any or all of the following funds in a minimum of 1% increments: the VWR Scientific Products Corporation Stock Fund, the Asset Allocation Fund, the Bond Index Fund, the Daily Money Market Fund, the S&P 500 Stock Fund, or the U. S. Treasury Allocation Fund (collectively, the Funds). Employer contributions are invested solely in the VWR Scientific Products Corporation Stock Fund. Participants over age 55 may elect to have employer contributions transferred from the VWR Scientific Products Corporation Stock Fund to an alternative Fund. All Fund investments are managed by a trustee at the direction of the plan administrator and the Pension Committee of VWR.

Employee contributions vest immediately while VWRs contributions vest at a rate of 20% per year of service. Should the Plan terminate at some future time, all assets of the Plan will be available to participants, and the rights of all participants shall become 100% vested at that time.

Participants who are employees are eligible to borrow from their account as limited by Section 72(p)(2) of the Internal Revenue Code and certain other conditions as described in the Plan document. Interest is accrued at the prime lending rate on the date of loan disbursement plus 1%.

Refer to the Plan agreement for a more complete description of the Plans provisions.



NOTE C -- DESCRIPTION OF FUNDS

Individual accounts are maintained for Plan participants that reflect their respective contributions and related employer contributions and any earnings or losses on the Plan's investments.

The Plan is divided into six investment funds and a loan fund:

  VWR Scientific Products Corporation Stock Fund: This fund invests in VWR Common Stock.

  Asset Allocation Fund: This fund invests in common stocks, U. S. Treasury bonds, and money market instruments.

  Bond Index Fund:   This fund invests in high-grade bonds issued by the U.S.
Government, domestic corporations, and other issuers.

  Money Market Fund: This fund invested in instruments with maturities of less than one year, including: U. S. Government and Agency obligations, fixed time deposits, bankers' acceptances, bank obligations, short-term corporate debt instruments, repurchase agreements, and loan participations. The Money Market Fund investments were liquidated in 1995 and invested in the Daily Money
Market Fund.

  Daily Money Market Fund: This fund invests in instruments with maturities of less than one year, including: U.S. Government and Agency obligations, fixed time deposits, bankers acceptances, bank obligations, short-term corporate debt instruments, repurchase agreements, and loan participations.

  S&P 500 Stock Fund: This fund invests in substantially the same stocks in the same proportions that comprise the S&P 500 Index itself.

  U.S. Treasury Allocation Fund: This Fund invests in three types of fixed-income securities: long-term U. S. Treasury bonds, intermediate-term U. S. Treasury notes, and 90-day U. S. Treasury bills.

  Loan Fund: This fund consists of the principal balance of loans outstanding to plan participants.

NOTE D -- INVESTMENTS

The Plan purchased 154,582 shares of VWR Common Stock for $1,701,927 during 1995 and 130,665 shares for $1,325,319 during 1994. The Plan purchased securities from Wells Fargo Bank, a party in interest, for $9,209,777 during 1995 and for $4,560,282 during 1994.

During 1995 and 1994, the Plan's investments, including investments bought and sold as well as held during the year, appreciated (depreciated) in fair value as follows:

                                            Net
                                        Appreciation
                                       (Depreciation)            Fair Value
                                        in Fair Value              at End
                                        During Year               of Year
                                        -------------            ----------
Year ended December 31, 1995
VWR Scientific Products Corporation
   Stock Fund                             $2,626,567           $ 7,796,843
Daily Money Market Fund                                          1,658,737
Asset Allocation Fund                      1,314,161             6,044,493
Bond Index Fund                              127,993             1,036,491
S&P 500 Stock Fund                         1,002,713             4,189,161
U.S. Treasury Allocation Fund                315,156             2,441,854
Sweep Account                                                       44,784
Loan Fund                                                          879,515
                                          -----------          ------------
                                          $5,386,590           $24,091,878
                                          ===========          ============

Year ended December 31, 1994
VWR Scientific Products Corporation
    Stock Fund                           $(1,813,049)          $ 4,586,074
Money Market Fund                                                1,646,370
Asset Allocation Fund                       (123,718)            4,443,650
Bond Index Fund                              (19,534)              576,126
S&P 500 Stock Fund                            27,169             2,477,884
U.S. Treasury Allocation Fund               (152,349)            2,063,382
Sweep Account                                                       17,673
Loan Fund                                                          642,227
                                         -----------           -----------
                                         $(2,081,481)          $16,453,386
                                         ===========           ===========

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                     December 31,
                                              1995                   1994
                                              ----                   ----
VWR Scientific Products Corporation
    -- common stock                       $7,627,482            $4,490,066
Asset Allocation Fund                      6,044,493             4,443,650
Money Market Fund                                                1,646,370
Daily Money Market Fund                    1,826,589
S&P 500 Stock Fund                         4,189,161             2,477,884
U.S. Treasury Allocation Fund              2,441,854             2,063,382


At December 31, 1995, the Plan held 570,279 shares of VWR Scientific Products Corporation common stock at a market price of $13.375 per share.

NOTE E -- PAYMENTS TO PARTICIPANTS

Participants are entitled to their vested benefits upon termination from the Plan. Unvested employer contributions are forfeited upon termination and offset against employer contributions. However, if participants re-enter the Plan within a five-year period, the unvested amount is added back to their respective accounts upon repayment of amounts previously distributed to participants.

NOTE F -- INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan, as amended in 1994, qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Pension Committee is not aware of any course of action or series of events that might adversely affect the Plans qualified status.



<PAGE 11>

 NOTE G--NET ASSETS AVAILABLE FOR BENEFITS BY FUND
 December 31, 1995
                      VWR Scientific
                          Products         Daily        Asset       Bond
                        Corporation        Money      Allocation   Index     S&P 500
                         Stock Fund     Market Fund     Fund       Fund     Stock Fund
                        ----------      -----------  ---------   ---------  ----------
ASSETS
  Investments, at fair
     value               $7,796,843     $1,658,737   $6,044,493   $1,036,491  $4,189,161
                         ----------     ----------   ----------   ----------  ----------
TOTAL ASSETS              7,796,843      1,658,737    6,044,493    1,036,491   4,189,161

LIABILITIES-Miscellaneous    10,089
                         ----------     ----------   ----------   -----------  ---------
NET ASSETS AVAILABLE
  FOR BENEFITS           $7,786,754     $1,658,737   $6,044,493   $1,036,491  $4,189,161
                         ===========    ==========   ==========   ==========  ==========


December 31, 1994

                       VWR Scientific
                          Products                      Asset       Bond
                        Corporation        Money     Allocation    Index       S&P 500
                         Stock Fund     Market Fund     Fund        Fund      Stock Fund
                        ----------      ------------  ----------  ---------   ----------
ASSETS
  Investments, at fair
     value               $4,586,074     $1,646,370    $4,443,650  $  576,126  $2,477,884
  Dividend receivable        21,130
  Receivable-Miscellaneous    4,695
                         ----------      ---------    ----------  ----------  ----------
TOTAL ASSETS              4,611,899      1,646,370     4,443,650     576,126   2,477,884

LIABILITIES-Miscellaneous
                         ----------      ---------    ----------  ----------- ----------
NET ASSETS AVAILABLE
  FOR BENEFITS           $4,611,899     $1,646,370    $4,443,650  $  576,126  $2,477,884
                         ==========     ==========    ==========  ==========  ==========


















<PAGE 12>

 NOTE G--NET ASSETS AVAILABLE FOR BENEFITS BY FUND
 December 31, 1995

                        U.S. Treasury
                         Allocation     Sweep
                           Fund        Account     Loan Fund    Total
                          ---------  ---------     ---------  ---------
ASSETS
  Investments, at fair
     value                $2,441,854  $   44,784   $879,515   $24,091,878
                          ----------  ----------   --------   -----------
TOTAL ASSETS               2,441,854      44,784    879,515    24,091,878

LIABILITIES-Miscellaneous                 44,784                   54,873
                           ---------   ----------   --------   ----------
NET ASSETS AVAILABLE
  FOR BENEFITS            $2,441,854   $       -   $879,515   $24,037,005
                          ==========  ==========   ========   ===========


December 31, 1994


                         U.S. Treasury
                          Allocation     Sweep
                             Fund       Account     Loan Fund   Total
                          ---------     --------   ----------  ----------
ASSETS
  Investments, at fair
     value                $2,063,382    $ 17,673   $642,227   $16,453,386
  Dividend receivable                                              21,130
  Receivable-Miscellaneous                                          4,695
                          ----------    --------   --------   -----------
TOTAL ASSETS               2,063,382      17,673    642,227    16,479,211

LIABILITIES-Miscellaneous                 17,673                   17,673
                          ----------    --------   --------   -----------
NET ASSETS AVAILABLE
  FOR BENEFITS            $2,063,382    $      -   $642,227   $16,461,538
                          ==========    ========   ========   ===========








 NOTE H - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND
 Year Ended December 31, 1995
                        VWR Scientific
                            Products    Money     Daily        Asset       Bond
                          Corporation  Market   Money Market  Allocation  Index      S&P 500
                          Stock Fund    Fund       Fund         Fund       Fund        Fund
                          -----------  --------  ---------   ----------- ----------  ---------
ADDITIONS:
Investment income:
  Interest                $   12,413  $  59,494   $   36,833   $  14,465  $   2,202  $  10,447
  Dividend income             45,504
                            ---------   --------  ----------  ----------  ---------  ---------
                              57,917     59,494       36,833      14,465      2,202     10,447

Contributions to the Plan:
  Employee                   343,351    158,749      133,350     644,838    106,467    565,259
  Employer                   548,805
  Employee rollovers         172,195      2,047       99,716     155,046     83,811    157,620
                            --------   --------   ----------   ---------  ---------  ---------
                           1,122,268    220,290      269,899     814,349    192,480    733,326
DEDUCTION:
Payments to participants     345,994    119,721      149,226     496,205     15,714    171,237
                            ---------  --------   ----------   ---------  ---------  ---------
                             776,274    100,569      120,673     318,144    176,766    562,089

Loans to participants       (111,056)   (57,745)     (37,683)   (186,475)   (23,983)  (118,947)
Loan payments from
  participants                79,300     35,003       13,750      92,401     14,069     66,672
Net appreciation
  in fair value
  of investments           2,626,567                           1,314,161    127,993  1,002,713

Interfund transfers         (196,230) (1,724,197)  1,561,997      62,612    165,520    198,750
                           ----------  ----------  ---------   ---------  ---------  ---------
INCREASE(DECREASE) in
     NET ASSETS            3,174,855  (1,646,370)  1,658,737   1,600,843    460,365  1,711,277
Net assets available for
  benefits at beginning
  of year                  4,611,899   1,646,370               4,443,650    576,126  2,477,884
                           ---------   ---------  ----------   ---------  ---------  ---------
Net assets available for
  benefits at end
  of year                 $7,786,754  $        -  $1,658,737  $6,044,493 $1,036,491 $4,189,161
                          ==========  ==========  ==========  ========== ========== ==========


 NOTE H - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND
 Year Ended December 31, 1995

                           U.S. Treasury
                            Allocation    Sweep    Loan
                               Fund      Account   Fund         Total
                           ----------   --------   ------     --------
                                         <C
ADDITIONS:
Investment income:
  Interest                  $  9,771    $ 3,545   $      -   $  149,170
  Dividend income                                                45,504
                            ---------   -------   --------    ---------
                               9,771      3,545                 194,674

Contributions to the Plan:
  Employee                   297,940                          2,249,954
  Employer                                                      548,805
  Employee rollovers          19,358                            689,793
                            --------    -------   --------    ---------
                             327,069      3,545               3,683,226
DEDUCTION:
Payments to participants     178,291     17,961               1,494,349
                            --------    -------   --------    ---------
                             148,778    (14,416)              2,188,877

Loans to participants        (79,431)              615,320
Loan payments from
  participants                62,421     14,416   (378,032)
Net appreciation
  in fair value
  of investments             315,156                          5,386,590

Interfund transfers          (68,452)
                            ---------   -------   --------    ---------
INCREASE(DECREASE) in
     NET ASSETS               378,472              237,288    7,575,467
Net assets available for
  benefits at beginning
  of year                   2,063,382              642,227   16,461,538
                            ---------   --------  --------  -----------
Net assets available for
  benefits at end
  of year                  $2,441,854  $      -   $879,515  $24,037,005
                           ==========  ========   ========  ===========





  NOTE H - CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND - CONTINUED
  Year ended December 31, 1994
                       VWR Scientific
                          Products      Money      Asset        Bond                U.S. Treasury
                        Corporation    Market    Allocation    Index     S&P 500     Allocation    Sweep      Loan
                         Stock Fund     Fund       Fund         Fund      Fund         Fund       Account     Fund       Total
                        -----------    --------   ---------   -------   ---------    ---------   --------   --------   ---------
ADDITIONS:
Investment income:
  Interest                $   7,339    $ 62,796   $  13,086   $ 2,671   $   7,631     $  8,932   $  2,010   $      -   $  104,465
  Dividend income           168,664                                                                                       168,664
                          ---------    --------   ---------   -------   ----------    --------    -------   --------    ---------
                            176,003      62,796      13,086     2,671       7,631        8,932      2,010                 273,129

Contributions to the Plan:
  Employee                  302,024     360,909     648,609    90,572     382,226      346,863                          2,131,203
  Employer                  527,273                                                                                       527,273
  Employee rollovers         98,491       5,074      30,107    12,000      68,685       21,499                            235,856
                          ---------    --------   ---------   -------   ---------     --------    -------   --------    ---------
                          1,103,791     428,779     691,802   105,243     458,542      377,294      2,010               3,167,461
DEDUCTION:
Payments to participants    318,598     433,743     265,015    66,430     180,466      253,384     11,795               1,529,431
                          ---------    --------   ---------   -------   ---------     --------    -------   --------    ---------
                            785,193      (4,964)    426,787    38,813     278,076      123,910     (9,785)              1,638,030
Loans to participants       (84,208)    (49,650)   (119,269)  (25,545)    (76,493)     (92,837)              448,002
Loan payments from
  participants               50,214      29,056      89,538    18,274      52,215       61,113      9,785   (310,195)
Net appreciation
  (depreciation) in fair
  value of investments   (1,813,049)               (123,718)  (19,534)     27,169     (152,349)                        (2,081,481)

Interfund transfers         164,670     263,937    (358,543)   34,153      47,566     (151,783)
                            -------    --------    ---------  -------   ---------     --------     -------  --------   ----------
INCREASE(DECREASE) in
     NET ASSETS            (897,180)    238,379     (85,205)   46,161     328,533     (211,946)              137,807     (443,451)
Net assets available for
  benefits at beginning
  of year                 5,509,079   1,407,991   4,528,855   529,965   2,149,351    2,275,328               504,420   16,904,989
                          ---------   ---------   ---------  --------   ---------    ---------     -------  --------   ----------
Net assets available for
  benefits at end
  of year                $4,611,899  $1,646,370  $4,443,650  $576,126  $2,477,884    $2,063,382    $     -  $642,227  $16,461,538
                         ==========  ==========  ==========  ========  ==========    ==========    =======  ========  ===========




SCHEDULE I--ASSETS HELD FOR INVESTMENT PURPOSES

VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN
December 31, 1995
                                                Daily
                  VWR Scientific Products       Money                   Asset                    Bond             S&P 500
                   Corporation Stock Fund     Market Fund           Allocation Fund           Index Fund        Stock Fund
                   ----------------------    ------------          ----------------          ------------     ------------
Identity of Issuer,            Current                Current               Current               Current             Current
 Fund, or Borrower    Cost      Value      Cost        Value       Cost      Value        Cost    Value       Cost     Value
- ------------------  --------- ---------  -------     --------    --------    -------     ------    ------    -------  -------
*VWR Scientific
 Products Common
 Stock
 570,279 shares   $5,855,704  $7,627,482

*Wells Fargo Bank
 Daily Money
 Market Fund
 1,826,589 units     123,068     123,068 $1,658,737  $1,658,737

*Wells Fargo Bank
 Asset Allocation Fund
 314,163 units                                                   $4,414,641  $6,044,493

*Wells Fargo Bank
 Bond Index Fund
 72,381 units                                                                            $898,631 $1,036,491

*Wells Fargo Bank
 S&P 500 Stock Fund
 185,607 units                                                                                               $3,025,803 $4,189,161

*Wells Fargo Bank
 U.S. Treasury
 Allocation Fund
 154,157 units

Loans outstanding to
 fund participants,
 bearing interest
 ranging from 7%
 to 10.83%

Cash                  46,293      46,293
                  ----------  ---------- ----------  ----------  ----------  ----------  --------  --------  ---------- ----------
                  $6,025,065  $7,796,843 $1,658,737  $1,658,737  $4,414,641  $6,044,493  $898,631 $1,036,491 $3,025,803 $4,189,161
                  ==========  ========== ==========  ==========  ==========  ==========  ========  ========= ========== ==========

*  Party in interest

VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN

December 31, 1995
                            U.S. Treasury            Sweep
                           Allocation Fund          Account            Loan Fund                 Total
Identity of Issuer,        ---------------         ----------          ---------                --------
  Fund, or Borrower                  Current               Current           Current                    Current
- -------------------      Cost        Value       Cost      Value     Cost    Value          Cost         Value
                         ----        -------     ----      -------   ----    -------      --------     ---------

*VWR Scientific
Products Common Stock
  570,279 shares                                                                         $5,855,704    $7,627,482

*Wells Fargo Bank
Daily Money Market Fund
  1,826,589 units                                $44,784   $44,784                        1,826,589     1,826,589

*Wells Fargo Bank
  Asset Allocation Fund
  314,163 units                                                                           4,414,641     6,044,493

*Wells Fargo Bank
  Bond Index Fund
 72,381 units                                                                               898,631     1,036,491

*Wells Fargo Bank
  S&P 500 Stock Fund
  185,607 units                                                                           3,025,803     4,189,161

*Wells Fargo Bank
  U.S. Treasury
  Allocation Fund
  154,157 units          $2,000,686  $2,441,854                                            2,000,686    2,441,854

Loans outstanding to
  fund participants
  bearing interest
  ranging from 7%
  to 10.83%                                                          $879,515  $879,515      879,515      879,515

Cash                                                                                          46,293       46,293
                         ----------- ----------  --------  --------  --------  --------  -----------  -----------
                         $2,000,686  $2,441,854  $ 44,784  $ 44,784  $879,515  $879,515  $18,947,862  $24,091,878
                         ==========  ==========  ========  ========  ========  ========  ===========  ===========

  * Party in interest

SCHEDULE II -- REPORTABLE TRANSACTIONS

  VWR SCIENTIFIC PRODUCTS CORPORATION INVE$TOR TAX SAVINGS PLAN
  Year Ended December 31, 1995

                                                Number                Gain
                         Number of    Total       of      Total       (Loss)
                         Purchases  Purchases   Sales     Sales       on Sale
                         ---------  ---------   ------    -----      -------


Category (i)   -- Individual transactions in excess of 5% of Plan Assets
- ------------------------------------------------------------------------
*Wells Fargo Bank
  Money Market Fund                                      $1,639,359

*Wells Fargo Bank
Daily Money Market Fund           $1,698,530


Category (iii) -- A series of transactions in excess of 5% of Plan Assets
- -------------------------------------------------------------------------
*VWR Scientific
  Products Corporation
  Common Stock             88    $1,701,927      95      $1,182,203   $56,505

*Wells Fargo Bank
  Asset Allocation Fund    98     1,221,530      92         934,846   199,886

*Wells Fargo Bank
  S&P 500 Stock Fund      110     1,231,447      74         522,882   110,078

*Wells Fargo Bank
  U.S. Treasury
  Allocation Fund          90       537,714      88         474,398    71,642

*Wells Fargo Bank
  Money Market Fund        53       701,436      53       2,347,806

*Wells Fargo Bank
Daily Money Market Fund   161      4,983,171    135       3,227,090





There were no category (ii) or (iv) reportable transactions during the year ended December 31, 1995.
- -----------------------------------------------------------------------

*  Party in interest transactions but not prohibited transactions.